2-28-02

1116548

02012157



UNITED STATES SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period
February 2002 file # 0-30780

CEDAR CAPITAL CORP.
===================
430-580 Hornby Street Vancouver, B.C. CANADA V6C3B6
Phone#604-618-1966 Fax#604-687-0586



1=Material Change Report, BC FORM53-901F
2=Name Change & Consolidation / split filing Form 51

Indicate by check mark wether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

FORM 40-F_____ FORM 20-F XXXX

Indicate by check mark wether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act Of 1934

YES_____ NO XXXX

SIGNATURE

Pursuant to the requirements of the securities Exchange Act of 1934, the Registrant has duly caused this Form6-K to be signed on its behalf by the undersigned, thereto duly authorized.

CEDAR CAPITAL CORP.
-------------------
(Registrant)

Date :
February 14, 2002

By :_______________
Mounir Nassar
President

This is the form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

**BC FORM 53-901F**

SECURITIES ACT

**MATERIAL CHANGE REPORT**

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: If this report is filed on a confidential basis, put at the beginning of the reporting block capitals "CONFIDENTIAL - SECTION 85", and file in an envelope marked "Confidential - Attention: Supervisor, Financial Reporting".

**Item 1: Reporting Issuer**

**CEDAR CAPITAL CORP.,** 430 - 580 Hornby Street, Vancouver, British Columbia, V6C 3B6

**Item 2: Date of Material Change**

November 16, 2001

**Item 3: Press Release**

February 12, 2002, Vancouver, B.C.

**Item 4: Summary of Material Change**

Change of name and consolidation on a 4:1 ratio.

**Item 5: Full Description of Material Change**

Further to the special meeting of the shareholders of Cedar Capital Corp. which was held on November 16, 2001, the Directors have decided to proceed with the changes approved at that Meeting. The name of the corporation will be changed to "VANCAN CAPITAL CORP." and the issued capitalization will be consolidated on the basis of four (4) old for one (1) new share. This will reduce the Company's issued capitalization from 5,192,500 old shares to 1,298,125 new shares.

**Item 6: Reliance on Section 85(2) of the Act**

N/A

**Item 7: Omitted Information**

N/A

**Item 8: Senior Officers**

Mounir Nassar - Telephone: 604-618-1966 / Fax: 604-687-0586

**Item 9: Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 13th day of February, A.D. 2002.

**CEDAR CAPITAL CORP.**

Per:

MOUNIR NASSAR, President

# FORM 5I

# NAME CHANGE AND CONSOLIDATION/SPLIT FILING FORM

New Name **VANCAN CAPITAL CORP.** .

Old Name CEDAR CAPITAL CORP. (the "Company") .

SEDAR Project #: ______ .

## 1. Documents

Enclose the following documentation (or indicate if not applicable).

a) Specimen of new share certificate with new CUSIP.
If new CUSIP not yet received. confirm date applied to CDS for CUSIP ______ .

b) Exchange letter accepting and reserving proposed name.

c) Proof of name reservation with the applicable corporate registry.

d) Proposed or actual transmittal letter to shareholders.

e) Letter from transfer agent with confirmation that transfer agent has enough new share certificates for post-consolidation or split distribution.

f) Shareholders' list used in verification of shareholder distribution.

g) Letters from intermediary shareholders confirming the number of non-insider beneficial shareholders which will hold a board lot or more after the consolidation or split.

h) List of Insiders and their pre-consolidated / split shareholdings.

i) Copy of scrutineer's report from shareholders' meeting at which name change and consolidation or split was approved.

## 2. Additional Information

Date of special resolution approving name change and consolidation or split: 16 November 2001 .

Consolidation of four old shares for one new shares; or

Split granting ______ old shares for ______ new shares.

| | Pre-Consolidation/Split | Post-Consolidation/Split |
|---|---|---|
| **Issued (including escrow)** | 5,192,500 | 1,298,125 |
| **Escrow** | -- | -- |
| **Authorized** | Unlimited | Unlimited |

Transfer Agent: Computershare Trust Company .

New CUSIP Number: 921434 10 6 .

- New Symbol and Security number to be provided by the Exchange where required.

## 3. Distribution and Policy Compliance

If the answer to one or more of the following is NO please submit a request for a special policy waiver or explain what action is being taken to conform to the policy.

a) Post consolidated issued shares (excluding any share issuance on or after consolidation) are greater than 1,000,000 shares.

YES X NO ____

b) The Issuer has sufficient non-insider shareholders to meet the Tier Maintenance Requirements for the Tier in which they are classified.

YES X NO ____

c) The Issuer has sufficient free trading shares held by non-insider shareholders to meet the Tier Maintenance Requirements for the Tier in which they are classified.

YES X NO ____

d) If the Issuer is Inactive, state the date it was declared Inactive by the Exchange.

N/A

## 4. Other Submissions

Indicate if this application is part of a Reverse Take-Over, Change Of Business, a Reactivation, Qualifying Transaction or if any other submission is in preparation or under review by the Exchange. N/A

Date FEB. 13, 2002 Prepared by ____________________

(a director or officer of the Company)

Mounir NASSAR